CNHI | Q3 2021 Results Review November 4th, 2021 Exhibit 99.2

Safe Harbor Statement and Disclosures All statements other than statements of historical fact contained in this presentation including statements under “2021 Outlook” and statements regarding our future responses to and effects of the COVID-19 pandemic; competitive strengths; business strategy; future financial position or operating results; budgets; projections with respect to revenue, income, earnings (or loss) per share, capital expenditures, dividends, liquidity, capital structure or other financial items; costs; and plans and objectives of management regarding operations and products, are forward-looking statements. These statements may include terminology such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “outlook”, “continue”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “prospects”, “plan”, or similar terminology. Forward-looking statements, including those related to the COVID- 19 pandemic, are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside our control and are difficult to predict. If any of these risks and uncertainties materialize (or they occur with a degree of severity that the Company is unable to predict) or other assumptions underlying any of the forward-looking statements prove to be incorrect, including any assumptions regarding strategic plans, the actual results or developments may differ materially from any future results or developments expressed or implied by the forward-looking statements. Factors, risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others: the unknown duration and economic, operational and financial impacts of the global COVID-19 pandemic and the actions taken or contemplated by governmental authorities or others in connection with the pandemic on our business, our employees, customers and suppliers, including supply chain disruptions caused by mandated shutdowns and the adverse impact on customers, borrowers and other third parties to fulfill their obligations to us; disruption caused by business responses to COVID-19, including remote working arrangements, which may create increased vulnerability to cybersecurity or data privacy incidents; our ability to execute business continuity plans as a result of COVID-19; the many interrelated factors that affect consumer confidence and worldwide demand for capital goods and capital goods-related products, including demand uncertainty caused by COVID-19; general economic conditions in each of our markets, including the significant economic uncertainty and volatility caused by COVID-19; travel bans, border closures, other free movement restrictions, and the introduction of social distancing measures in our facilities may affect in the future our ability to operate as well as the ability of our suppliers and distributors to operate; changes in government policies regarding banking, monetary and fiscal policy; legislation, particularly pertaining to capital goods-related issues such as agriculture, the environment, debt relief and subsidy program policies, trade and commerce and infrastructure development; government policies on international trade and investment, including sanctions, import quotas, capital controls and tariffs; volatility in international trade caused by the imposition of tariffs, sanctions, embargoes, and trade wars; actions of competitors in the various industries in which we compete; development and use of new technologies and technological difficulties; the interpretation of, or adoption of new, compliance requirements with respect to engine emissions, safety or other aspects of our products; production difficulties, including capacity and supply constraints and excess inventory levels; labor relations; interest rates and currency exchange rates; inflation and deflation; energy prices; prices for agricultural commodities; housing starts and other construction activity; our ability to obtain financing or to refinance existing debt; price pressure on new and used vehicles; the resolution of pending litigation and investigations on a wide range of topics, including dealer and supplier litigation, follow-on private litigation in various jurisdictions after the settlement of the EU antitrust investigation announced on July 19, 2016, intellectual property rights disputes, product warranty and defective product claims, and emissions and/or fuel economy regulatory and contractual issues; our pension plans and other post-employment obligations; further developments of the COVID-19 pandemic on our operations, supply chains, distribution network, and level of demand for our products, as well as negative evolutions of the economic and financial conditions at global and regional levels; political and civil unrest; volatility and deterioration of capital and financial markets, including possible effects of “Brexit”, other pandemics, terrorist attacks in Europe and elsewhere; our ability to realize the anticipated benefits from our business initiatives as part of our strategic plan; the impact of significant or unanticipated material extraordinary transactions or any business combinations and other similar transaction on our businesses, our 2021 Outlook and other financial or business projections; our failure to realize, or a delay in realizing, all of the anticipated benefits of our acquisitions, joint ventures, strategic alliances or divestitures, including our proposed acquisition of Raven Industries, Inc.; expected benefits and costs of the proposed spin-off of the Company’s On-Highway business; the expected timing of completion of the spin-off transaction; the ability of the Company to complete the spin-off transaction considering the various conditions to the completion of the spin-off transaction (some of which are outside the Company’s control); business disruption during the pendency of or following the spin-off transaction, diversion of management time on the spin-off transaction-related issues, and other similar risks and uncertainties, and our success in managing the risks involved in the foregoing. Further information concerning factors, risks, and uncertainties that could materially affect the Company’s financial results is included in our annual report on Form 20-F for the year ended December 31, 2020, prepared in accordance with U.S. GAAP and in the Company’s EU Annual Report at December 31, 2020, prepared in accordance with EU-IFRS. Investors are expressly invited to refer to and consider the information on risks, factors, and uncertainties incorporated in the above-mentioned documents, in addition to the information presented here. Reconciliations of non-GAAP measures to the most directly comparable GAAP measure are presented in our earning releases, which are available in EDGAR on the SEC’s website at www.sec.gov and on our website at www.cnhindustrial.com. Forward-looking statements are based upon assumptions relating to the factors described in this presentation, which are sometimes based upon estimates and data received from third parties. Such estimates and data are often revised. Our actual results could differ materially from those anticipated in such forward-looking statements. Forward-looking statements speak only as of the date on which such statements are made, and we undertake no obligation to update or revise publicly our forward-looking statements, whether as a result of new developments or otherwise. The impact of COVID-19 has already exacerbated and is expected to further exacerbate all or part of the risks discussed in this section. Further information concerning CNH Industrial and its businesses, including factors that potentially could materially affect CNH Industrial’s financial results, is included in CNH Industrial’s reports and filings with the U.S. Securities and Exchange Commission (“SEC”), the Autoriteit Financiële Markten (“AFM”) and Commissione Nazionale per le Società e la Borsa (“CONSOB”). All future written and oral forward-looking statements by CNH Industrial or persons acting on the behalf of CNH Industrial are expressly qualified in their entirety by the cautionary statements contained herein or referred to above.

Third Quarter 2021 | Summary Note: All figures are provided herein on a US GAAP $ basis unless otherwise indicated. Revenue and Profit – net sales improvements across segments vs. Q3 2020, with margin up in AG, CE and C&SV, down in PT, as anticipated Supply Chain – delays continued across regions, worsening in the latter part of the quarter due to severe semiconductor related shortages Free Cash Flow – seasonal cash absorption at $0.7bn. Working capital affected by regular production break in August exacerbated by supply chain disruptions in September Solid results despite continued supply chain disruptions Spin-off – process is proceeding as planned and Spin-off of Iveco Group is expected to occur early first quarter 2022 (subject to shareholder approval)

Third Quarter 2021 | Unit Performances vs. Q3 2020 NOTE: Total Industry Volume % change Q3 2021 vs. Q3 2020 reflecting aggregate for key markets where Company competes. Regional split definition in Appendix North America Europe South America Rest of World Worldwide Tractors 3% 5% 8% (7%) (3%) 29% Combines 29% 55% 16% 28% 29% Light 8% 10% 60% (19%) (2%) Heavy 14% 12% 108% (8%) 2% 0-140 HP 140+ HP TRACTORS COMBINES LIGHT Heavy COMPANY INVENTORY DEALER INVENTORY RETAIL PRODUCTION Industry Company

Full Year 2021E | Industry Unit Performances vs. FY 2020 NOTE: Total Industry Volume % change FY 2021 vs. FY 2020 reflecting aggregate for key markets where Company competes Regional split definition in Appendix North America Europe South America Rest of World Worldwide Tractors ~ 10% 10-15% 15-20% 10-15% 10-15% 20-25% Combines 20% 10-15% 20% ~ 20% 20% Light ~ 25% 10-15% ~ 60% FLAT-5% 10-15% Heavy 15-20% 15-20% ~ 75% ~ 5% ~ 10% 0-140 HP 140+ HP

Growth Initiatives Closings are expected to occur in Q4 2021 Robust integration planning in place to maximize value of Raven’s existing technology and accelerate near-term product development opportunities while building integration within CNHI broader product portfolio Plan in place for Raven’s Engineered Films and Aerostar divisions to best position each business for continued success Broad mini and midi excavator portfolio under the Eurocomach brand that solidifies CNHI’s presence in critical market segment Leverage Sampierana Product Development know-how to develop CNHI excavator portfolio

Q3 2021 | New Product Launches New Holland launched new T7 Heavy Duty New Holland Launched Speedrower PLUS Series Self-Propelled Windrowers Case IH launched New Optum AFS Connect CASE launches the tv620b compact track loader New CASE backhoe loader SV series Tillage Prescription Technology Enhances Productivity and Agronomic Benefits

AG | Technology Building Blocks Automation & Autonomy Alternative Energy Connected Ecosystem Note: Augmenta, Monarch Tractor and Bennamann Ltd. are not controlled companies. Raven Industries Inc. will be fully owned upon closing of the announced transaction

Third Quarter 2021 | Unit Performances vs. Q3 2020 Europe South America Rest of World Worldwide LCV (11%) 9% (5%) (8%) M&H 6% 42% 15% 17% Buses 3% (10%) 11% 1% Light Duty Trucks Medium & Heavy COMPANY INVENTORY DEALER INVENTORY RETAIL PRODUCTION NOTE: Total Industry Volume % change Q3 2021 vs. Q3 2020 reflecting aggregate for key markets where Company competes. Regional split definition in Appendix Industry Company

Full Year 2021E | Industry Unit Performances vs. FY 2020 NOTE: Total Industry Volume % change FY 2021 vs. FY 2020 reflecting aggregate for key markets where Company competes Regional split definition in Appendix Europe South America Rest of World Worldwide LCV ~ 10% 25% ~ 10% 10 - 15% M&H ~ 25% 40 - 45% ~ 25% 25 - 30% Buses ~ FLAT 5 - 10% ~ 5% FLAT - 5%

IVECO and Nikola | Another Milestone Delivered 645 HP continuous KM 560 range 120 MIN avg. charge 753 KWH battery pack 645 HP continuous 800 KM range 20 MIN refuel time FPT e-Axle is a global first: it’s the only electric axle in the market suitable for heavy-duty, 6x2 or 4x2 articulated 44 ton GCW (Gross Combination Weight) trucks On September 15th in Ulm, Germany the manufacturing facility dedicated to the Nikola Tre electric heavy-duty trucks unveiled, ready to start production by year end. A milestone reached at record speed and delivered on schedule On September 15th , IVECO and Nikola Corporation signed a MoU with Hamburg Port Authority. Source: September 15th presentation - Iveco-Nikola inaugurate JV manufacturing facility

Unveiled Corporate Name and Logo A new On-Highway reality takes shape November 18th Iveco Group Investor Day A live streaming will begin at 2:30 p.m. CET / 1:30 p.m. GMT / 8:30 a.m. EST The event will be followed by a non-deal road show starting November 19th

13

Third Quarter | Financial Highlights

Industrial Activities

Metric	Value	Change	Commentary
Net Sales (% chg. y-o-y)	$7.5bn	+23%	Net Sales at $7.5bn up 23% at constant currency, with year over year improvements across all segments on higher volumes and ~7% price realization
Gross Margin (bps chg. y-o-y)	17.3%	+210 bps	Gross profit up $374mn vs. same period of 2020 and up $290 vs 2019 Higher production and positive pricing offsetting raw material and supply chain cost
Adjusted EBIT (1) (% chg. y-o-y)	$469mn	+97%	Adjusted EBIT up $231mn, driven by profitability improvements in AG, CE and C&SV Adjusted EBIT margin at 6.2% up 230 bps
Free Cash Flow (1) ($ chg. y-o-y)	$(728)mn	-$1,715mn	Cash outflow of $0.7bn, driven by adverse change in working capital Industrial Activities net cash at $0.7bn, a decrease of $650mn from June 30, 2021

Consolidated

Metric	Value	Change	Commentary
Adjusted Diluted EPS (1) ($ chg. y-o-y)	$0.36	+$0.25	Adjusted Net Income $496mn (adjusted net income of $156mn in Q3 2020) $1.10 Adj. diluted EPS in nine months, higher than any historical full year performance
Available Liquidity (1) ($ chg. vs. June 30, 2021)	$13.5bn	-$947mn	Available Liquidity at $13.5bn (liquidity on LTM revenues ratio at 41%)

(1) Non-GAAP measures (definition and reconciliation in appendix)

November 4th, 2021

CNH INDUSTRIAL

Q3 2021 Results Review

Third Quarter 2021 | Ind. Activities Adj EBIT Walk (Driver & Segment) (1) Note: Adj EBIT is a Non-GAAP measures (definition and reconciliation in appendix) (*) PT Pricing net within Volume & Mix 238 275 445 (359) (78) (62) 7 3 469 Adj. EBIT (1) Q320 VOL & MIX PRICING NET PROD COST SG&A R&D FX | OTHER UNALLOCATED, ELIM & OTHER Adj. EBIT (1) Q321 AG CE C&SV PT (*) 6.2% 3.9% 144 20 91 20 305 75 65 (226) (41) (65) (27) (49) (7) (15) (8) (37) (2) (25) 2 3 0 7 (3) AG 22.1% 11.6% CE 12.2% 2.7% C&SV 10.5% 1.8% PT (*) 12.0% 4.6% Gross Margin Adj EBIT Margin Walk by Segment +1.7 p.p. +5.2 p.p. +1.7 p.p. -1.6 p.p. +1.5 p.p. +6.9 p.p. +2.1 p.p. -2.0 p.p. Note: Numbers may not add due to rounding Note | p.p. change vs. Q3 2020

Third Quarter 2021 | Financial Services Net Income ($mn) (**) RoA defined as: EBIT / average managed assets annualized Profitability Ratios Managed Portfolio (*) & Retail Originations (*) Delinquencies on Book (>30 Days) (*) Including unconsolidated JVs 3.0% Q3 2021 Q3 2020 Q1 Q3 Q3 Q4 Q1 Q3 Q3 Q4 Q1 Q3 Q3 Q4 Q1 Q2 Q3 2018 2019 2020 2021 Gross Margin / Average Assets on Book ROA (**) 3.2% 3.0% 3.7% 2.4% 1.3% 1.8% 1.9% $24.7bn $26.2bn September 30, 2020 September 30, 2021 Retail Wholesale Operating Lease Q3 ’21 retail originations at $2.7bn, up $0.2bn compared to Q3, 2020 Managed portfolio* at $26.2bn, up $1.4bn compared to Sep 30, 2020 (up $1.3bn on a constant currency basis) Q1 Q3 Q3 Q4 Q1 Q3 Q3 Q4 Q1 Q3 Q3 Q4 Q1 Q2 Q3 2018 2019 2020 2021 1.9% 2.8% 2.4% 3.2%

Third Quarter 2021| Free Cash Flow and Debt Maturity Profile (*) Non-GAAP measures (reconciliation in appendix) (1) Including other cash flow items related to operating lease and buy-back activities. (2) Excluding assets sold under buy-back commitments and assets under operating leases. Industrial Activities | Free Cash Flow (*) Δ vs. Q3 2020 682 (175) (1,114) 41 (159) (3) (728) IA | ADJ EBITDA CASH INTEREST AND TAXES CHG IN WORKING CAPITAL CHG IN PROVISIONS. & OTHERS (1) PP&E CAPEX (2) OTHER CHANGES IA FREE CASH FLOW 226 (94) (1,902) 94 (63) 24 (1,715) Change in Working Capital TRADE RECEIVABLES INVENTORIES TRADE PAYABLES OTHER CHG IN WORKING CAPITAL Q3 2021 Q3 2020 Cash inflow Cash outflow (1.1) ($mn) ($bn) (**) Represents cash portion of debt maturities as of Sep 30th , 2021 (***) Of which $0.8bn Restricted Cash Debt Maturity Profile 13.5 1.1 2.5 2.4 2.2 1.0 3.8 Sep-end ’21 3M 21 2022 2023 2024 2025 Beyond Debt Maturity Schedule (**) ($13.0bn) Available Liquidity (***) ($bn) Undrawn M/T unsecured Committed Lines Cash Bank Debt Capital Market Other

(*) Net Sales outlook reflecting €/$ at 1.20 This guidance assumes no further significant disruptions due to lockdown policies in main jurisdictions FY 2021E Guidance Previous Guidance (As of July 30th, 2021) Updated Guidance Industrial Activities Net Sales (*) (including currency translation effects) Up between 24% and 28% Lower end of previous guidance SG&A ≤ 7.5% of Net Sales Confirmed Free Cash Flow (1) Positive in excess of $1.0bn Positive at ~$1.0bn R&D Up slightly from ~ $2.0bn Confirmed Capex Fourth quarter 2021E to be the most impacted period for component shortages (1) FCF definition in Appendix

Q3 2021 Final Remarks

Spin-Off – Twice as Strong Spin-off effective date in early Q1 2022, subject to prospectus approval, regulatory clearances, admission to Euronext Milan and EGM PROSPECTUS APPROVAL AFM (Autoriteit Financiële Markten) October 2021 November 2021 December 2021 EXTRAORDINARY GENERAL MEETING INVESTOR DAY Non-deal Road Show (Nov 18th – Nov 24th) FINAL REGULATORY APPROVALS Q1 2022 INVESTOR DAY (February 22nd) First Day of Trading

Priorities: Supply Chain, Spin-off, Acquisition Closings CEO Takeaway Messages Solid industry trend expected to continue across regions, semiconductors shortage will negatively affect shipments to dealers Company moving aggressively and innovatively to manage through supply chain issues in order to meet continued strong demand and best serve its dealers and customers Flawless execution of two pending acquisitions (Raven and Sampierana), multiple investor events and the Iveco Group spin Positive price realization expected to only partially offset Q4 2021E impacts from raw material price increases, freight and logistic costs and negative absorption

Appendix

Third Quarter 2021 | Financial Summary (1) Non-GAAP measures (definition and reconciliation in appendix) Note: Numbers may not add due to rounding (*) Note: @CC means at constant currency Q3 2021   Q3 2020   Δ U.S. GAAP           Revenues ($mn) 7,972   6,492   23% Net Sales | Industrial Activities ($mn) 7,537   6,107   23% Net Income ($mn) 329   (932)   1,261 Diluted EPS ($) 0.24   (0.70)   0.94   Non – GAAP (1) Net Sales | Industrial Activities @CC ($mn) 7,491   6,107   23% Adjusted EBIT | Industrial Activities ($mn) 469   238   97% Adjusted EBIT Margin | Industrial Activities (%) 6.2%   3.9%   230 bps Adjusted income (loss) before income tax benefit (expense) and equity in income of unconsolidated subsidiaries and affiliates 542   215   152% Adjusted Effective Tax Rate 13%   38%   (25) pp Adjusted Net Income ($mn) 496   156   340 Adjusted net income attributable to CNH Industrial N.V. 490   146   344 Weighted average shares outstanding – diluted (million) 1,362   1,352   1% Adjusted Diluted EPS ($) 0.36   0.11   0.25 Free Cash Flow | Industrial Activities ($bn) (728)   987   (1,715)             Sep 30,2021   Jun 31,2021   Δ Net Industrial Cash (Debt) ($bn) 0.7   1.4   (47%) Available Liquidity ($bn) 13.5   14.4   (7%)

Third Quarter 2021 | Industrial Activities Net Sales vs. Q3 2020 AG CE C&SV PT Industrial Activities (1) $3,563mn $773mn $2,879mn $953mn $7,537mn +31% +30% @CC +34% +33% @CC +21% +21% @CC +5% +5% @CC +23% +23% @CC By Region As reported By Segment As reported (1) Net Sales | Excluding Other Activities, Unallocated Items and Adjustment & Eliminations Note | % change y-y and @CC means at constant currency By Region As reported By Product As reported Q3 2020 Q3 2021 Q3 2019

Third Quarter 2021 | Financials by Segment REVENUES GROSS PROFIT Adj. EBIT Adj. EBIT Margin % D&A Q3 21 Q3 20 Q3 21 Q3 20 Q3 21 Q3 20 Q3 21 Q3 20 Q3 21 Q3 20 AG 3,563 2,713 787 552 415 274 11.6% 10.1% 62 63 CE 773 576 94 40 21 (24) 2.7% (4.2%) 9 9 C&SV 2,879 2,371 303 210 51 (7) 1.8% (0.3%) 115 117 PT 953 909 114 123 44 60 4.6% 6.6% 27 29 E&O (631) (462) 4 3 (62) (65)     - - IA 7,537 6,107 1,302 928 469 238 6.2% 3.9% 213 218 FS 450 408 191 145 E&O (15) (23) - - Total 7,972 6,492 1,493 1,073 Note: Adj EBIT and Adj EBIT Margin % are Non-GAAP measures (definition and reconciliation in appendix)

Third Quarter 2021 | Net Sales and Adj EBIT breakdown Note: Adj EBIT is a Non-GAAP measures (definition and reconciliation in appendix) Net Sales Split IA | Adj. EBIT Walk Q3 21 Q3 20 Q3 21 Q3 20 Q3 21 Q3 20 Q3 21 Q3 20 NA 1,290 937 NA 342 269 NA n.m. n.m. NA 42 27 EU 1,021 893 EU 143 97 EU 2,228 1,922 EU 634 603 SA 625 373 SA 153 85 SA 285 140 SA 96 44 RoW 627 510 RoW 135 125 RoW 340 286 RoW 181 235 Tractors 56% 59% Heavy 46% 42% Trucks 78% 73% Engines 89% 91% Combines 24% 20% Light 50% 54% Buses 16% 20% Transm. 2% 1% Others 20% 21% Others 4% 4% Others 6% 7% Axles 9% 8% (*) PT Pricing net within Volume & Mix Adj. EBIT (1) Q3 20 VOL & MIX PRICING NET PROD COST SG&A R&D FX | OTHER UNALLOCATED, ELIM & OTHER Adj. EBIT (1) Q3 21 IA 238 275 445 (359) (78) (62) 7 3 469 AG 274 144 305 (226) (49) (37) 3   415 CE (24) 20 75 (41) (7) (2) 0   21 C&SV (7) 91 65 (65) (15) (25) 7   51 PT (*) 60 20   (27) (8) 2 (3)   44 AG CE C&SV PT Note: Numbers may not add due to rounding

First Half 2021 | Financial Summary (1) Non-GAAP measures (definition and reconciliation in appendix) Note: Numbers may not add due to rounding (*) Note: @CC means at constant currency Sep YTD 2021   Sep YTD 2020   Δ U.S. GAAP           Revenues ($mn) 24,356   17,531   39% Net Sales | Industrial Activities ($mn) 23,070   16,250   42% Net Income ($mn) 1,453   (625)   2,078 Diluted EPS ($) 1.04   (0.49)   1.53   Non – GAAP (1) Net Sales | Industrial Activities @CC ($mn) 22,292   16,250   37% Adjusted EBIT | Industrial Activities ($mn) 1,713   32   5,253% Adjusted EBIT Margin | Industrial Activities (%) 7.4%   0.2%   720 bps Adjusted income (loss) before income tax benefit (expense) and equity in income of unconsolidated subsidiaries and affiliates 1,855   55   3,273% Adjusted Effective Tax Rate 22%   149%   (127) pp Adjusted Net Income ($mn) 1,533   5   1,528 Adjusted net income attributable to CNH Industrial N.V. 1,501   (30)   1,531 Weighted average shares outstanding – diluted (million) 1,360   1,351   1% Adjusted Diluted EPS ($) 1.1   (0.02)   1.12 Free Cash Flow | Industrial Activities ($bn) (91)   (439)   348             Sep 30,2021   Dec 31,2020   Δ Net Industrial Cash (Debt) ($bn) 0.7   0.8   (5%) Available Liquidity ($bn) 13.5   15.9   (15%)

Sep YTD 2021 | Financials by Segment REVENUES GROSS PROFIT Adj. EBIT Adj. EBIT Margin % D&A Sep YTD 21 Sep YTD 20 Sep YTD 21 Sep YTD 20 Sep YTD 21 Sep YTD 20 Sep YTD 21 Sep YTD 20 Sep YTD 21 Sep YTD 20 AG 10,571 7,498 2,451 1,369 1,396 501 13.2% 6.7% 189 189 CE 2,237 1,418 288 (3) 70 (194) 3.1% (13.7%) 27 34 C&SV 8,904 6,131 1,032 420 227 (219) 2.5% (3.6%) 346 343 PT 3,474 2,425 471 290 233 123 6.7% 5.1% 89 88 E&O (2,116) (1,222) (7) 4 (213) (179) 10.1% 14.6% 2 2 IA 23,070 16,250 4,235 2,080 1,713 32 7.4% 0.2% 653 656 FS 1,337 1,338 534 468 E&O (51) (57) - - Total 24,356 17,531 4,769 2,548 Note: Adj EBIT and Adj EBIT Margin % are Non-GAAP measures (definition and reconciliation in appendix)

Sep YTD 2021 | Net Sales and Adj EBIT breakdown Note: Adj EBIT is a Non-GAAP measures (definition and reconciliation in appendix) Net Sales Split IA | Adj. EBIT Walk Sep YTD 21 Sep YTD 20 Sep YTD 21 Sep YTD 20 Sep YTD 21 Sep YTD 20 Sep YTD 21 Sep YTD 20 NA 3,634 2,662 NA 994 600 NA n.m. n.m. NA 125 76 EU 3,446 2,613 EU 443 277 EU 7,020 4,944 EU 2,402 1,613 SA 1,589 975 SA 359 222 SA 772 371 SA 268 116 RoW 1,902 1,248 RoW 441 319 RoW 1,036 765 RoW 679 620 Tractors 57% 57% Heavy 46% 47% Trucks 80% 76% Engines 89% 91% Combines 23% 21% Light 50% 49% Buses 14% 18% Transm. 2% 1% Others 20% 22% Others 4% 4% Others 6% 6% Axles 9% 8% (*) PT Pricing net within Volume & Mix Adj. EBIT (1) Sep YTD 20 VOL & MIX PRICING NET PROD COST SG&A R&D FX | OTHER UNALLOCATED, ELIM & OTHER Adj. EBIT (1) Sep YTD 21 IA 32 1,521 985 (536) (198) (206) 150 (34) 1,713 AG 501 725 631 (342) (90) (93) 64   1,396 CE (194) 122 204 (42) (14) (8) 3   70 C&SV (219) 458 150 (87) (71) (71) 67   227 PT (*) 123 216   (65) (23) (33) 16   233 AG CE C&SV PT Note: Numbers may not add due to rounding

Capex and R&D (1) (1) Excluding assets sold under buy-back commitments and assets under operating leases Q3 2021 Q3 2020 Sep YTD 2021 Sep YTD 2020 Investments in property, plant and equipment, and intangible assets (1) 159 96 361 228 Breakdown by Category NEW PRODUCT & TECHNOLOGY 38% 47% 44% 51% MAINTENANCE & OTHER 50% 51% 48% 47% INDUSTRIAL CAPACITY EXPANSION & LT INVESTMENTS 12% 2% 8% 2% Breakdown by Segment AGRICULTURE 48% 40% 46% 44% CONSTRUCTION 8% 8% 8% 9% COMMERCIAL & SPECIALTY VEHICLES 26% 34% 28% 33% POWERTRAIN 18% 18% 18% 14% Research and Development 290 226 882 643 Total spending (Capex + R&D) in new products 249 172 739 465 Breakdown by Trend DIGITALIZATION; ELECTRIFICATION; AUTONOMOUS & TELEMATICS 46% 54% 46% 55% REGULATORY 17% 18% 17% 18% OTHER NEW PRODUCTS 37% 28% 37% 27% ($mn)

Debt Maturity Schedule | Breakdown Note: Numbers may not add due to rounding ($mn) Outstanding Sep 30, 2021 3M 2021 2022 2023 2024 2025 Beyond 2.6 Bank Debt 0.3 1.4 0.4 0.2 0.1 0.2 10.1 Capital Market 0.7 0.9 2.0 1.9 0.9 3.6 0.3 Other Debt 0.1 0.2 0.0 0.0 0.0 0.0 13.0 Cash Portion of (Debt) Maturities 1.1 2.5 2.4 2.2 1.0 3.8 of which Industrial Activities 0.0 0.4 1.0 0.9 0.9 2.5 of which Financial Services 1.1 2.1 1.3 1.3 0.2 1.3 7.9 Cash & Cash Equivalents 0.8 of which restricted cash 0.2 Other Current Financial Assets (1) 5.3 Undrawn Committed credit lines 13.5 Total Available Liquidity (1) This item includes short-term deposits and investments towards high-credit rating counterparties

Europe Trucks | Company performance (*) Europe: 27 countries reflecting key markets where the segment competes (excluding United Kingdom and Ireland for market share reporting purposes); (1) Company’s estimated market share in the European truck market (GVW ≥3.5 tons) Q3         2018 2019 2020 2021             MKT SHARE(1) Light (3.5-7.49t) 14.1% 13.3% 10.8% 13.5% M&H (≥7.5t) 7.1% 6.8% 9.4% 9.5%   Europe (*) 11.4% 11.3% 10.4% 12.3% B-TO-B Light (3.5-7.49t) 0.95 0.89 1.42 1.89 M&H (≥7.5t) 0.89 0.97 1.25 1.83   Europe (*) 0.94 0.91 1.37 1.87           Δ 18/19 Δ 19/20 Δ 20/21         MKT SHARE(1) Light (3.5-7.49t)   (0.8) p.p. (2.5) p.p. 2.7 p.p. M&H (≥7.5t)   (0.3) p.p. 2.6 p.p. 0.1 p.p.   Europe (*)   (0.1) p.p. (0.9) p.p. 1.9 p.p. ORDERS Light (3.5-7.49t)   95% 141% 61% M&H (≥7.5t)   101% 172% 89%   Europe (*)   96% 150% 68% DELIVERIES Light (3.5-7.49t)   46% 148% 21% M&H (≥7.5t)   50% 83% 29%   Europe (*)   47% 130% 23%

Europe Trucks | Company performance (*) Europe: 27 countries reflecting key markets where the segment competes (excluding United Kingdom and Ireland for market share reporting purposes); (1) Company’s estimated market share in the European truck market (GVW ≥3.5 tons) Sep YTD         2018 2019 2020 2021             MKT SHARE(1) Light (3.5-7.49t) 14.0% 12.9% 10.9% 12.9% M&H (≥7.5t) 8.0% 6.3% 8.7% 9.0%   Europe (*) 11.7% 10.6% 10.2% 11.7% B-TO-B Light (3.5-7.49t) 1.02 1.00 1.36 1.58 M&H (≥7.5t) 0.91 1.02 1.23 1.75   Europe (*) 0.99 1.00 1.33 1.63           Δ 18/19 Δ 19/20 Δ 20/21         MKT SHARE(1) Light (3.5-7.49t)   (1.1) p.p. (2.0) p.p. 2.0 p.p. M&H (≥7.5t)   (1.7) p.p. 2.4 p.p. 0.3 p.p.   Europe (*)   (1.1) p.p. (0.4) p.p. 1.5 p.p. ORDERS Light (3.5-7.49t)   (2%) (11%) 92% M&H (≥7.5t)   (6%) (0%) 116%   Europe (*)   (3%) (9%) 98% DELIVERIES Light (3.5-7.49t)   (0%) (35%) 65% M&H (≥7.5t)   (16%) (18%) 52%   Europe (*)   (4%) (31%) 61%

Reconciliations

Reconciliation of Net Income (Loss) to Adj. EBIT by Segment (US GAAP)

34

($mn)		Q3 2021				
	AG	CE	CV	PT	Unallocated Items, Elim. & Other	**Industrial Activities**
Consolidated Net income						329
Less: Consolidated Income tax (expense) benefit						(79)
Consolidated Income before taxes						408
Less: Financial Services						
Financial Services Net income						118
Financial Services Income taxes						39
Add back of the following Industrial Activities items:						
Interest expenses, net of interest income and eliminations						55
Foreign exchange (gains) losses, net						8
Finance and non-service component of Pension and other post-employment benefit costs (1)						(34)
Adjustments for the following Industrial Activities items:						
Restructuring expenses	4	11	6	1	-	22
Other discrete items (2)	-	-	(55)	-	32	(23)
Nikola investment fair value adjustment	-	-	-	-	190	190
Adjusted EBIT of Industrial Activities	415	21	51	44	(62)	469

(1) In the three months ended September 30, 2021, this item includes the pre-tax gain of $30 million as a result of the amortization over approximately 4.5 years of the $527 million positive impact from the modification of a healthcare plan in the U.S.

(2) In the three months ended September 30, 2021, this item includes the pre- and after-tax gain of $42 million from the sale of the 30.1% interest in Naveco, as well as the positive impact of $13 million from the sale of investments by a joint venture accounted for under the equity method, presented in column "Commercial and Specialty Vehicles". This item also includes $30 million separation costs in connection with the spin-off of the Iveco Group business, presented in column "Unallocated items, eliminations and other".

November 4th, 2021

CNH INDUSTRIAL

Q3 2021 Results Review

Reconciliation of Net Income (Loss) to Adj. EBIT by Segment (US GAAP) ($mn) Q3 2020 AG CE CV PT Unallocated Items, Elim. & Other Industrial Activities Consolidated Net income (loss)           (932) Less: Consolidated Income tax (expense) benefit           15 Consolidated Income (loss) before taxes           (947) Less: Financial Services             Financial Services Net income           56   Financial Services Income taxes           24 Add back of the following Industrial Activities items:               Interest expenses, net of interest income and eliminations           63 Foreign exchange (gains) losses, net           17   Finance and non-service component of Pension and other post-employment benefit costs (1)           (29) Adjustments for the following Industrial Activities items:               Restructuring expenses 2 3 1 1 - 7 Nikola investment fair value adjustment - - - - 1,207 1,207 Adjusted EBIT of Industrial Activities 274 (24) (7) 60 (65) 238 In the three months ended September 30, 2020, this item included the pre-tax gain of $30 million as a result of the amortization over approximately 4.5 years of the $527 million positive impact from the modification of a healthcare plan in the U.S.

Reconciliation of Net Income (Loss) to Adj. EBIT by Segment (US GAAP)

36

($mn)		Sep YTD 2021 AG	CE	CV	PT	Unallocated Items, Elim. & Other	Industrial Activities
Consolidated Net income							1,453
Less:	Consolidated Income tax (expense) benefit						(424)
Consolidated Income before taxes							1,877
Less:	**Financial Services**						
	Financial Services Net income						308
	Financial Services Income taxes						102
Add back of the following Industrial Activities items:							
	Interest expenses, net of interest income and eliminations						180
	Foreign exchange (gains) losses, net						30
	Finance and non-service component of Pension and other post-employment benefit costs (1)						(104)
Adjustments for the following Industrial Activities items:							
	Restructuring expenses	8	13	9	2	-	32
	Other discrete items (2)	-	-	(55)	-	45	(10)
	Nikola investment fair value adjustment	-	-	-	-	118	118
Adjusted EBIT of Industrial Activities		1,396	70	227	233	(213)	1,713

(1) In the nine months ended September 30, 2021, this item included the pre-tax gain of $90 million as a result of the amortization over approximately 4.5 years of the $527 million positive impact from the modification of a healthcare plan in the U.S.

(2) In the nine months ended September 30, 2021, this item includes the pre- and after-tax gain of $42 million from the sale of the 30.1% interest in Naveco, as well as the positive impact of $13 million from the sale of investments by a joint venture accounted for under the equity method, presented in column "Commercial and Specialty Vehicles". This item also includes $39 million separation costs in connection with the spin-off of the Iveco Group business, presented in column "Unallocated items, eliminations and other". In the nine months ended September 30, 2020, this item mainly included impairment of intangible and other long-lived asset optimization assets, as well as asset optimization charges.

November 4th, 2021

CNH INDUSTRIAL

Q3 2021 Results Review

37

Reconciliation of Net Income (Loss) to Adj. EBIT by Segment (US GAAP)

($mn)	Sep YTD 2020					
	AG	CE	CV	PT	Unallocated Items, Elim. & Other	Industrial Activities
Consolidated Net income (loss)						(625)
Less: Consolidated Income tax (expense) benefit						78
Consolidated Income (loss) before taxes						(703)
Less: Financial Services						
Financial Services Net income						189
Financial Services Income taxes						74
Add back of the following Industrial Activities items:						
Interest expenses, net of interest income and eliminations						181
Foreign exchange (gains) losses, net						22
Finance and non-service component of Pension and other post-employment benefit costs (1)						(85)
Adjustments for the following Industrial Activities items:						
Restructuring expenses	9	5	4	1	-	19
Goodwill impairment charges	-	-	-	-	585	585
Other discrete items (2)	176	72	289	-	7	544
Nikola investment fair value adjustment	-	-	-	-	(268)	(268)
Adjusted EBIT of Industrial Activities	**501**	**(194)**	**(219)**	**123**	**(179)**	**32**

(1) In the nine months ended September 30, 2020, this item included the pre-tax gain of $90 million as a result of the amortization over approximately 4.5 years of the $527 million positive impact from the modification of a healthcare plan in the U.S.

(2) In the nine months ended September 30, 2021, this item includes the pre- and after-tax gain of $42 million from the sale of the 30.1% interest in Naveco, as well as the positive impact of $13 million from the sale of investments by a joint venture accounted for under the equity method, presented in column "Commercial and Specialty Vehicles". This item also includes $39 million separation costs in connection with the spin-off of the Iveco Group business, presented in column "Unallocated items, eliminations and other". In the nine months ended September 30, 2020, this item mainly included impairment of intangible and other long-lived asset optimization assets, as well as asset optimization charges.

November 4th, 2021

CNH INDUSTRIAL

Q3 2021 Results Review

Third Quarter 2021 38

Reconciliation of Adj. net income and Adj. income tax (expense) benefit to Net Income (loss) and Income tax (expense) benefit and calculation of Adj. diluted EPS and Adj. ETR under U.S.GAAP

($mn)

Sep YTD 2021	Sep YTD 2020		Q3 2021	Q3 2020
1,453	(625)	**Net income (loss)**	**329**	(932)
71	790	Adjustments impacting Income (loss) before income tax (expense) benefit and equity in income of unconsolidated subsidiaries and affiliates (a)	**172**	1,184
(13)	-	Adjustments impacting Equity in income of unconsolidated subsidiaries and affiliates	**(13)**	-
22	(160)	Adjustments impacting Income tax (expense) benefit (b)	**8**	(96)
1,533	5	**Adjusted net income**	**496**	156
1,501	(30)	Adjusted net income attributable to CNH Industrial N.V.	**490**	146
1,360	1,351	Weighted average shares outstanding – diluted (million)	**1,362**	1,352
1.10	(0.02)	**Adjusted diluted EPS ($)**	**0.36**	0.11
1,784	(735)	**Income (loss) before income tax (expense) benefit and equity in income of unconsolidated subsidiaries and affiliates**	**370**	(969)
71	790	Adjustments impacting Income (loss) before income tax (expense) benefit and equity in income of unconsolidated subsidiaries and affiliates (a)	**172**	1,184
1,855	55	**Adjusted income (loss) before income tax (expense) benefit and equity in income of unconsolidated subsidiaries and affiliates (A)**	**542**	215
(424)	78	**Income Tax benefit (expense)**	**(79)**	15
22	(160)	Adjustments impacting Income tax (expense) benefit (b)	**8**	(96)
(402)	(82)	**Adjusted income tax (expense) benefit (B)**	**(71)**	(81)
22%	149%	**Adjusted Effective Tax Rate (Adjusted ETR) (C=B/A)**	**13%**	38%

November 4th, 2021

CNH INDUSTRIAL

Q3 2021 Results Review

Third Quarter 2021 ($mn) Reconciliation of Adj. net income and Adj. income tax (expense) benefit to Net Income (loss) and Income tax (expense) benefit and calculation of Adj. diluted EPS and Adj. ETR under U.S.GAAP Sep YTD 2021   Sep YTD 2020   Q3 2021   Q3 2020           (a) Adjustments impacting Income (loss) before income tax (expense) benefit and equity in income of unconsolidated subsidiaries and affiliates         118 (268) Nikola investment fair value adjustment 190 1,207 32 19 Restructuring expenses 22 7 8 - Loss on repurchase of notes - - (90) (90) Pre-tax gain related to the modification of a healthcare plan in the U.S. (30) (30) - 585 Goodwill impairment charge - - - 255 Other assets impairment charges - - - 282 Optimization charges on asset portfolio relating to vehicles sold under buy-back commitments - - 39 7 Spin-off costs 30 - (42) - Gain from the sale of 30.1% interest in Naveco (42)  - 6 - Other discrete items 2 - 71 790 Total 172 1,184   (b) Adjustments impacting Income tax (expense) benefit 9 (74) Tax effect of adjustments impacting Income (loss) before income tax (expense) benefit and equity in income of unconsolidated subsidiaries and affiliates (5) (9) - (82) Adjustment to valuation allowances on deferred tax assets - (82) 13 (4) Other 13 (5) 22 (160) Total 8 (96)

40

Reconciliation of Total Debt to Net Debt (US GAAP)

($mn)

	Consolidated		Industrial Activities		Financial Services	
	September 30, 2021	December 31, 2020	September 30, 2021	December 31, 2020	September 30, 2021	December 31, 2020
Third party debt	(23,749)	(26,053)	(5,637)	(7,271)	(18,112)	(18,782)
Intersegment notes payable	-	-	(1,150)	(1,017)	(951)	(856)
Total (Debt) (1)	(23,749)	(26,053)	(6,787)	(8,288)	(19,063)	(19,638)
Cash and cash equivalents	7,149	8,785	6,229	8,017	920	768
Restricted cash	765	844	126	99	639	745
Intersegment notes receivable	-	-	951	856	1,150	1,017
Other current financial assets(2)	224	94	224	94	-	-
Derivatives hedging debt	-	8	-	8	-	-
Net Cash (Debt) (3)	(15,611)	(16,322)	743	786	(16,354)	(17,108)

(1) Total (Debt) of Industrial Activities includes Intersegment notes payable to Financial Services of $1,150 million and $1,017 million as of September 30, 2021 and December 31, 2020, respectively. Total (Debt) of Financial Services includes Intersegment notes payable to Industrial Activities of $951 million and $856 million as of September 30, 2021 and December 31, 2020, respectively.
(2) This item includes short-term deposits and investments towards high-credit rating counterparties.
(3) The net intersegment receivable/(payable) balance recorded by Financial Services relating to Industrial Activities was $199 million and $161 million as of September 30, 2021 and December 31, 2020, respectively.

November 4th, 2021

CNH INDUSTRIAL

Q3 2021 Results Review

Reconciliation of Net cash provided by (used in) Operating Activities to Free cash flow of Industrial Activities under U.S. GAAP ($mn) Q3 2021 Q3 2020 Sep YTD 2021 Sep YTD 2020 Net cash provided by (used in) Operating Activities 521 2,228 1,892 2,763 Less: Cash flows from Operating Activities of Financial Services net of eliminations (921) (962) (1,069) (2,470) Change in derivatives hedging debt of Industrial Activities and other - 4 (8) 9 Investments in assets sold under buy-back commitments and operating lease assets of Industrial Activities (166) (160) (511) (333) Operating cash flow of Industrial Activities (566) 1,110 304 (31) Investments in property, plant and equipment, and intangible assets of Industrial Activities (159) (96) (361) (228) Other changes (1) (3) (27) (34) (180) Free cash flow of Industrial Activities (728) 987 (91) (439) (1) This item primarily includes change in intersegment financial receivables and capital increases in intersegment investments Third Quarter 2021

Reconciliation of Cash and cash equivalents to Available liquidity under U.S.-GAAP ($mn) September 30, 2021 December 31, 2020 Cash and cash equivalent 7,149 8,785 Restricted cash 765 844 Undrawn committed facilities 5,338 6,148 Other current financial assets(1) 224 94 Available liquidity 13,476 15,871 (1) This item includes short-term deposits and investments towards high-credit rating counterparties Third Quarter 2021

Geographic Information The composition of our regions part of the geographic information is as follow: North America: United States, Canada and Mexico; Europe: member countries of the European Union, European Free Trade Association, the United Kingdom, Ukraine, and Balkans; South America: Central and South America, and the Caribbean Islands; and Rest of World: Continental Asia (including Turkey and Russia), Oceania and member countries of the Commonwealth of Independent States, and African continent and Middle East. Market Share / Market Position Data Certain industry and market share information in this report has been presented on a worldwide basis which includes all countries. In this presentation, management estimates of past market-share information are generally based on retail unit sales data in North America, on registrations of equipment in most of Europe, Brazil, and various Rest of the World markets, and on retail and shipment unit data collected by a central information bureau appointed by equipment manufacturers associations, including the Association of Equipment Manufacturers’ in North America, the Committee for European Construction Equipment in Europe, the ANFAVEA in Brazil, the Japan Construction Equipment Manufacturers Association, and the Korea Construction Equipment Manufacturers Association, as well as on other shipment data collected by an independent service bureau. Not all agricultural or construction equipment is registered, and registration data may thus underestimate, perhaps substantially, actual retail industry unit sales demand, particularly for local manufacturers in China, Southeast Asia, Eastern Europe, Russia, Turkey, Brazil, and any country where local shipments are not reported. For Commercial Vehicles regions are defined as: Europe (the EU 27 countries where Commercial Vehicles competes, excluding United Kingdom and Ireland, for market share and total industry volume “TIV” reporting purpose); South America (Brazil, Argentina and Venezuela) and RoW (Russia, Turkey, South East Asia, Australia, New Zealand). In addition, there may be a period of time between the shipment, delivery, sale and/or registration of a unit, which must be estimated, in making any adjustments to the shipment, delivery, sale, or registration data to determine our estimates of retail unit data in any period.

Non-GAAP Financial Measures CNH Industrial monitors its operations through the use of several non-GAAP financial measures. CNH Industrial’s management believes that these non-GAAP financial measures provide useful and relevant information regarding its operating results and enhance the readers’ ability to assess CNH Industrial’s financial performance and financial position. Management uses these non-GAAP measures to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions as they provide additional transparency with respect to our core operations. These non-GAAP financial measures have no standardized meaning under U.S. GAAP or EU-IFRS and are unlikely to be comparable to other similarly titled measures used by other companies and are not intended to be substitutes for measures of financial performance and financial position as prepared in accordance with U.S. GAAP and/or EU-IFRS. CNH Industrial’s non-GAAP financial measures are defined as follows: Adjusted EBIT of Industrial Activities: is defined as net income (loss) before income taxes, Financial Services’ results, Industrial Activities’ interest expenses, net, foreign exchange gains/losses, finance and non-service component of pension and other post-employment benefit costs, restructuring expenses, and certain non-recurring items. In particular, non-recurring items are specifically disclosed items that management considers rare or discrete events that are infrequent in nature and not reflective of on-going operational activities Adjusted Net Income (Loss): is defined as net income (loss), less restructuring charges and non-recurring items, after tax. Adjusted Diluted EPS: is computed by dividing Adjusted Net Income (loss) attributable to CNH Industrial N.V. by a weighted-average number of common shares outstanding during the period that takes into consideration potential common shares outstanding deriving from the CNH Industrial share-based payment awards, when inclusion is not anti-dilutive. When we provide guidance for adjusted diluted EPS, we do not provide guidance on an earnings per share basis because the GAAP measure will include potentially significant items that have not yet occurred and are difficult to predict with reasonable certainty prior to year-end. Adjusted Income Taxes: is defined as income taxes less the tax effect of restructuring expenses and non-recurring items, and non-recurring tax charges or benefits. Adjusted Effective Tax Rate (Adjusted ETR): is computed by dividing a) adjusted income taxes by b) income (loss) before income taxes and equity in income of unconsolidated subsidiaries and affiliates, less restructuring expenses and non-recurring items. Net Cash (Debt) and Net Cash (Debt) of Industrial Activities: Net Cash (Debt) is defined as total debt less intersegment notes receivable, cash and cash equivalents, restricted cash, other current financial assets (primarily current securities, short-term deposits and investments towards high-credit rating counterparties) and derivative hedging debt. CNH Industrial provides the reconciliation of Net Cash (Debt) to Total (Debt), which is the most directly comparable measure included in the consolidated balance sheets. Due to different sources of cash flows used for the repayment of the debt between Industrial Activities and Financial Services (by cash from operations for Industrial Activities and by collection of financing receivables for Financial Services), management separately evaluates the cash flow performance of Industrial Activities using Net Cash (Debt) of Industrial Activities. Free Cash Flow of Industrial Activities (or Industrial Free Cash Flow): refers to Industrial Activities, only, and is computed as consolidated cash flow from operating activities less: cash flow from operating activities of Financial Services; investments of Industrial Activities in assets sold under buy-back commitments, assets under operating leases, property, plant and equipment and intangible assets; change in derivatives hedging debt of Industrial Activities; as well as other changes and intersegment eliminations. Available Liquidity: is defined as cash and cash equivalents plus restricted cash, undrawn committed facilities and other current financial assets (primarily current securities, short-term deposits and investments towards high-credit rating counterparties). Change excl. FX or Constant Currency: CNH Industrial discusses the fluctuations in revenues on a constant currency basis by applying the prior year average exchange rates to current year’s revenues expressed in local currency in order to eliminate the impact of foreign exchange rate fluctuations. The tables attached to this presentation provide reconciliations of the non-GAAP measures used in this presentation to the most directly comparable GAAP measures.

Investor Relations Team e-mail: investor.relations@cnhind.com website: www.cnhindustrial.com Federico Donati – Head of Global Investor Relations ( +44 (207) 76 - 60386 ( +39 (011) 00 - 71929 Noah Weiss – Investor Relations North America ( +1 (630) 887 - 3745 Giovanni Somajni – Investor Relations Europe ( +44 (207) 76 - 60369